UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940.

THE VICTORY PORTFOLIOS

Exact Name of Registrant

The undersigned registered open-end investment company, on behalf of its series listed on Schedule A attached hereto, hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the City of Brooklyn and the State of Ohio on the 22 day of May, 2014.

		Signature:	THE VICTORY PORTFOLIOS
(Name of Registrant)

		By:	/s/ Michael Policarpo
(Name of director, trustee, or officer
signing on behalf of Registrant)

			Name:	Michael Policarpo
			Title:	President

Attest:	/s/ Derrick McDonald

Name:	Derrick McDonald
Title:	Vice President

SCHEDULE A

TO THE FORM N-18f-1 ELECTION OF

THE VICTORY PORTFOLIOS

APPLICABLE SERIES:

1.              Balanced Fund

2.              Diversified Stock Fund

3.              Dividend Growth Fund

4.              Emerging Markets Small Cap Fund

5.              Established Value Fund

6.              Fund for Income Fund

7.              Global Equity Fund

8.              Integrity Micro-Cap Equity Fund

9.              Integrity Mid-Cap Value Fund

10.       Integrity Small-Cap Value Fund

11.       Integrity Small/Mid-Cap Value Fund

12.       International Fund

13.       International Select Fund

14.       Investment Grade Convertible Fund

15.       Large Cap Growth Fund

16.       Munder Emerging Markets Small-Cap Fund

17.       Munder Growth Opportunities Fund

18.       Munder Index 500 Fund

19.       Munder International Fund-Core Equity Fund

20.       Munder International Small-Cap Fund

21.       Munder Mid-Cap Core Growth Fund

22.       Munder Total Return Bond Fund

23.       National Municipal Bond Fund

24.       Ohio Municipal Bond Fund

25.       Select Fund

26.       Small Company Opportunity Fund

27.       Special Value Fund

Dated as of May 22, 2014